EXHIBIT 4(pp)

              Installment Note between CRIIMI MAE Services, Inc. and
                               CRICO Mortgage Company, Inc.





                                INSTALLMENT NOTE

$1,387,546                                                         June 30, 1995


     FOR VALUE RECEIVED, CRIIMI MAE Services, Inc., a Maryland corporation (the "Maker"), promises to pay to the order of CRICO Mortgage Company, Inc., a Delaware corporation, or its successor (the "Holder"), the principal sum of One Million Three Hundred Eighty Seven Thousand Five Hundred Forty Six Dollars ($1,387,546) with interest on the unpaid balance thereof (the "Principal Balance") from the date hereof until maturity at a per annum rate of fourteen percent (14%). All payments on this Note shall be paid in lawful money of the United States of America at 11200 Rockville Pike, Rockville, Maryland 20852 or at such other place as the Holder shall designate in writing.

     This Note shall be paid in 15 consecutive annual installments equal to the Annual Cash Flow. "Annual Cash Flow" means, with respect to the 12-month period ended December 31 before the due date of an installment (or, in the case of the first installment, the period from the date of the Note to December 31, 1995), twenty-one percent (21%) of (1) the sum of (a) the Maker's net income from continuing operations (excluding extraordinary items) before taxes and interest, and (b) depreciation and amortization of assets, in each case computed in accordance with generally accepted accounting principles consistently applied, minus (2) taxes currently payable. The installment shall be due and payable annually 20 days after each December 31, commencing on January 20, 1996, and the final installment shall be due and payable on January 20, 2010 (the "Maturity Date").

     Attached to this Note as Exhibit 1 is a schedule of installment due dates and benchmark amounts with respect to such dates. To the extent that the Annual Cash Flow paid with respect to a particular installment is less than the corresponding benchmark amount set forth on Exhibit 1, then the amount of the shortfall shall accrue interest at the annual rate of sixteen percent (16%) until paid.

     Each installment (and all other payments on this Note) shall be applied first to the payment of accrued but unpaid interest, and second to reduce the Principal Balance. If this Note is not fully paid in the maximum number of installments, then the Principal Balance and all accrued interest shall automatically become due and payable on the Maturity Date.

     The Maker may make prepayments at any time and from time to time at its sole option, without premium or penalty.

     If any installment is not paid within 15 days of its due date, the Maker shall pay a late charge equal to 5% of the amount of the late payment.

     Interest shall be calculated on the basis of a 365-day year applied to the actual number of days the Principal Balance is outstanding. After maturity (whether by acceleration, declaration, extension or otherwise), the Principal Balance plus accrued and unpaid interest earned to maturity shall bear interest at a per annum rate of 16%.

     The occurrence of any one or more of the following events shall constitute a default under this Note (a "Default"): (i) the failure of the Maker to pay when due the Annual Cash Flow, and the continuation of such failure for 5 days after such failure; (ii) the filing of a voluntary petition for relief in a case under the United States Bankruptcy Code as to the Maker; (iii) the filing by the Maker of any petition for relief under any state insolvency or similar law; (iv) the filing of an involuntary petition under the United States Bankruptcy Code or any similar law against the Maker, which petition is not dismissed within 75 days after its filing; (v) the dissolution, liquidation, merger, consolidation or other reorganization of the Maker without the prior written consent of the Holder; or (vi) the sale by the Maker of all or substantially all of its assets out of the ordinary course of its business without the prior consent of the Holder. Whenever there is a Default under this Note, the Holder may, at its option, declare the amounts due under this Note immediately due and payable, and exercise any or all rights and remedies available to it hereunder or under applicable laws.

     Each right, power and remedy of the Holder under this Note or under applicable laws shall be cumulative and concurrent, and the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers, or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Note or to exercise any right, power or remedy consequent upon a breach thereof or default hereunder shall constitute a waiver thereof, or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal or interest on this Note, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Note or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Note. No modification, change, waiver or amendment of this Note shall be deemed to be made by the Holder unless in writing signed by the Holder, and each such waiver, if any, shall apply only with respect to the specific instance involved. This Note shall be deemed to be made in, and shall be governed by laws of, the State of Maryland.


                              CRIIMI MAE Services, Inc.


                                   By:  /s/ H. William Willoughby
                                        ------------------------------
                                 Name:  H. William Willoughby
                                 Title:   President